Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Dated March 6, 2017

Registration No. 333-216254

March 7, 2017

Term Sheet

$75,000,000

5.75% Fixed-to-Floating Rate Subordinated Notes due March 2027

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement dated March 6, 2017 and the accompanying prospectus (including the documents incorporated by reference therein) relating to those securities. Capitalized terms used in this term sheet but not defined have the meanings given to them in such preliminary prospectus supplement.

Issuer:	Ameris Bancorp, a Georgia corporation (the “Company”)

Securities Offered:fw	5.75% Fixed-to-Floating Rate Subordinated Notes due March 2027 (the “Notes”)

Aggregate Principal Amount:	$75 Million

Rating:	Kroll Bond Rating Agency: BBB-

A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change. Each rating should be evaluated independently of any other rating.

Trade Date:	March 8, 2017

Settlement Date:	March 13, 2017

Final Maturity (if not previously
redeemed):	March 15, 2027

Interest Rate:	From and including the original issue date to, but excluding March 15, 2022, a fixed per annum rate of 5.75%, payable semi-annually in arrears.

From and including March 15, 2022, through, but excluding the maturity date or the date of earlier redemption, a floating per annum rate equal to three-month LIBOR (provided, however, that in the event three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero) plus 3.616%, payable quarterly in arrears.

Issue Price to Investors:	100%

Interest Payment Dates:	Interest on the Notes will be payable on September 15 and March 15 of each year through March 15, 2022, and thereafter on June 15, September 15, December 15, and March 15 of each year to the maturity date or earlier redemption. The first interest payment will be made on September 15, 2017.

Day Count Convention:	30/360 to but excluding March 15, 2022, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the Interest Payment Date of March 15, 2022 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Event Redemption:	The Notes may not be redeemed prior to March 15, 2022, except that the Company may redeem the Notes at any time, at its option, in whole but not in part, subject to obtaining any required regulatory approvals, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see ‘‘Description of the Notes –Redemption” in the preliminary prospectus supplement dated March 6, 2017.

Denomination:	$1,000 denominations and integral multiples of $1,000.

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	1.5%

Proceeds to the Company (after
underwriting discount, but before
expenses):	$73,875,000

Use of Proceeds:	The Company expects to use the net proceeds from the sale of the Notes to repay existing indebtedness under its revolving credit agreement and for other general corporate purposes, which may include providing capital to support its growth organically or through strategic acquisitions, financing investments and capital expenditures, and for investments in its banking subsidiary, Ameris Bank, as regulatory capital.

CUSIP / ISIN:	03076KAA6 / US03076KAA60

Sole Book Running Manager:	Stephens Inc.

Co-Manager:	Sandler O’Neill & Partners, L.P.

The Company has filed a shelf registration statement (File No. 333-216254) (including a base prospectus) and a related preliminary prospectus supplement dated March 6, 2017 with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Stephens Inc. toll-free at (800) 643-9691 or Sandler O’Neill & Partners, L.P. toll-free at (866) 805-4128.